CTDC Announces Internet Availability of Proxy Materials for Its 2012 Annual Meeting of Shareholders

HONG KONG – August 17, 2012 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, today announced the proxy materials for its 2012 annual meeting of shareholders (the “2012 AGM” or the “Annual Meeting”) are available on Internet under the U.S. Securities and Exchange Commission’s (the “Commission”) Notice and Access rule. The proxy materials can be found either on the Company’s website www.chinactdc.com or on the website provided by Broadridge https://materials.proxyvote.com/G84384 .

As an alternative to the traditional approach of delivering a printed set of proxy materials to each shareholder, companies may now deliver a “Notice of Internet Availability of Proxy Materials” to shareholders, provide Internet access to the proxy materials, and provide a printed set of proxy materials by mail upon request, pursuant to the Commission’s Notice and Access rule.

On August 17, 2012, a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our proxy materials over the Internet, including the notice and proxy statement for the 2012 AGM and 2011 Annual Report, how to request and receive a paper or e-mail copy, and how to vote by Internet, by mail, or in person at the Annual Meeting, is being mailed to the shareholders of record. The shareholders of record may request hard copies of the proxy statement and 2011 Annual Report free of charge by following the instructions provided in the Notice of Internet Availability of Proxy Materials. We believe that the Notice and Access proxy should expedite shareholders’ receipt of proxy materials, lower the costs of the annual meeting and minimize impact on the environment.

Our 2012 AGM will be held at Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong on September 28, 2012 at 10:00 a.m., Hong Kong time.

About CTDC:
CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.
CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.